Exhibit 3.62

STATE Of HAWAII

DEPARTMENT OF REGULATORY AGENCIES

Honolulu, Hawaii

In the matter of the Amendment

of the Articles of Association of

E . E. BLACK, LIMITED

CERTIFICATE RE AMENDMENT OF THE ARTICLES OF ASSOCIATION

The undersigned, ROBERT E. BLACK and VIRGINIA SEAVER both of Honolulu, Hawaii, being first duly sworn on oath, depose and say: that they are respectively the president and secretary of E. E. BLACK, LIMITED, and were the presiding officer and secretary, respectively, at the special meeting of the stockholders of the corporation held at the office of the corporation, 401 Kamakee Street, Honolulu, Hawaii, on October 20, 1972, duly called for the purpose of amending the Articles of Association; that at the meeting there were present in person or represented by proxy 231,354 shares out of a total of 231,604 shares of common stock outstanding and entitled to vote for such purposes; and that at the meeting the following resolution was adopted by a vote of 231,354 shares of such common stock:

RESOLVED that Article (8) of the Articles of Association be amended to read as follows:

(8)   The company shall have succession by its corporate name in perpetuity, and shall have all powers and rights and be subject to all liabilities provided by law for corporations. All of the property of the corporation shall be liable for its debts, but no holder of or subscriber for shares of the capital stock of the corporation shall be individually liable beyond the amount, if any, which may be due to the corporation upon the shares of capital stock held or subscribed for by him.

/s/R.E. Black
President

/s/Virginia Seaver
Secretary